[redacted]

08003826

FULBRIGHT & JAWORSKI
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

July 11, 2008

RECEIVED
2008 JUL 16 A 7:32

SUPPL

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUL 18 2008
THOMSON REUTERS

45860311.1

FILE NO. 82-3907

Open For New Horizons.

Vienna International Airport

Vienna International Airport: +7.4% passengers in June

Vienna International Airport recorded excellent development in traffic during the month of June. The number of passengers rose by 7.4% year-on-year to 1,844,182. Flight movements increased 7.0% and maximum take-off weight (MTOW) grew by 10.0%. In addition, a 3.2% increase in the number of transfer passengers was recorded.

The positive trend in traffic (scheduled and charter flights) to Eastern Europe continued during June 2008 with a plus of 17.3% in passenger volume.

The number of passengers handled by Vienna International Airport during the first six months of 2008 rose by 12.8% to a total of 9,658,386. Growth was also recorded in maximum take-off weight (MTOW) with +12.3% and flight movements with +9.8%.

Results in Detail

	June 2008	Change in %	January to June 2008	Change in %
Passengers:	1,844,182	+7.4	9,658,386	+12.8
Transfer passengers:	549,270	+3.2	2,919,008	+2.3
Maximum take-off weight (in tonnes):	714,053	+10.0	3,875,736	+12.3
Flight movements (arrival + departure):	23,685	+7.0	133,170	+9.8
Cargo in tonnes (air cargo and trucking):	21,560	-6.8	131,161	-0.4

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investors Relations:
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com
Homepage: www.viennaairport.com

40/08 .... KA/EK .... 11. July 2008

END